SC 13D/A
                       Amendment Number 9 to Schedule 13D

                                                     Page 1 of 11 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                         POLO RALPH LAUREN CORPORATION
              -----------------------------------------------------
                                (Name of Issuer)

                                     CLASS A
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    731572103
              -----------------------------------------------------
                                 (CUSIP Number)

                     Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 49th Floor, New York, NY 10153
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 28, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                    SEC 1746 (12-91)

CUSIP No. 731572103                                Page 2 of 11 Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS
       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              450,000
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,485,925
   REPORTING      ------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               450,000
                  ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       9,485,925
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,935,925
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.4%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 731572103                       Page 3 of 11 Pages
-----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS

       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             8,122,100
   REPORTING     -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                 -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       8,122,100
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,122,100
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       25.7%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IA, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 731572103                        Page 4 of 11 Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS
       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,363,825
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               450,000
   REPORTING     -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,363,825
                 -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         450,000
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,813,825
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.7%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IA, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 731572103                        Page 5 of 11 Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS
       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             7,622,100
   REPORTING     -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                 -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       7,622,100
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       7,622,100
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       24.1%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IA, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 731572103                   Page 6 of 11 Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS

       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              450,000
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,485,925
   REPORTING     -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               450,000
                 -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       9,485,925
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,935,925
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.4%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 7 of 11 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
                 Polo Ralph Lauren Corporation
          (b)  Address of Issuer's Principal Executive Offices:
                 650 Madison Avenue
                 New York, NY 10022
          (c)  Title and Class of Securities:
                 Class A

Item 2.   Identity and Background
          (a)  Name:
                 Baron Capital Group, Inc. ("BCG")
                 BAMCO, Inc. ("BAMCO")
                 Baron Capital Management, Inc. ("BCM")
                 Baron Asset Fund  ("BAF")
                 Ronald Baron
          (b)  Business Address:
                 767 Fifth Avenue
                 New York, NY 10153
          (c)  Present Principal Business or Employment:
                 BCG:          Holding company
                 BAMCO:        Investment adviser
                 BCM:          Investment adviser
                 BAF:          Registered Investment Company
                 Ronald Baron: President: BCG, BAMCO, BCM
                    767 Fifth Avenue
                    New York, NY 10153
          (d)  Record of Convictions:
                 No material change.
          (e)  Record of Civil Proceedings:
                 No material change.
          (f)  Citizenship:
                 No material change.

Item 3.    Source and Amount of Funds or Other Consideration
           Ronald Baron does not own any of the shares of the Issuer directly. Since the last filing by the Reporting Person, BCM has purchased 19,800 shares of the Issuer for its investment advisory clients for an aggegregate purchase price of $440,975.30. All of the shares were paid for by cash assets in the respective clients' accounts and/or by margin borrowings pursuant to standard margin agreements.

                                                   Page 8 of 11 Pages

  Item 4.  Purpose of Transaction
           No material change.

  Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned*:
               BCG:            9,935,925          31.4%
               BAMCO:          8,122,100          25.7%
               BCM:            1,813,825           5.7%
               BAF:            7,622,100          24.1%
               Ronald Baron:   9,935,925          31.4%

           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                     BCG:               450,000
                     BAMCO:                   0
                     BCM:               450,000
                     BAF:                     0
                     Ronald Baron:      450,000
               (ii)  shared power to vote or direct the vote:
                     BCG:             9,485,925
                     BAMCO:           8,122,100
                     BCM:             1,363,825
                     BAF:             7,622,100
                     Ronald Baron:    9,485,925
              (iii)  sole power to dispose or to direct the disposition:
                     BCG:               450,000
                     BAMCO:                   0
                     BCM:               450,000
                     BAF:                     0
                     Ronald Baron:      450,000
               (iv)  shared power to dispose or direct the disposition:
                     BCG:             9,485,925
                     BAMCO:           8,122,100
                     BCM:             1,363,825
                     BAF:             7,622,100
                     Ronald Baron:    9,485,925

                    *Reporting Persons may be deemed to share power to vote
                     and dispose of shares referred to herein as a result of control relationships (BCG and Ronald Baron with respect to all of the shares; BAMCO with respect to its advisory clients' shares) and pursuant to investment advisory relationships with advisory clients. Reporting Persons disclaim beneficial ownership of the shares for which they share power.


           (c) A schedule of transactions effected in the last sixty days is attached hereto.

                                              Page 9 of 11 Pages


           (d) Ownership of More than Five Percent on Behalf of Another
               Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of the Reporting Person's knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.
           (e) Ownership of Less than Five Percent:
               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          No material change.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.

 Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:     December 28, 2001

                                Baron Capital Group, Inc.,
                                BAMCO, Inc., Baron Capital Management, Inc.
                                and Baron Asset Fund
                                By:


                                /s/ Ronald Baron
                                ---------------------------------------
                                    Ronald Baron, Chairman and CEO



                                Ronald Baron, Individually
                                By:

                                /s/ Ronald Baron
                                ---------------------------------------
                                    Ronald Baron